

September 29, 2011

Via E-mail
Zhang Shanjiu, President
BTHC XV, Inc.
c/o Underground Grand Canyon
Linyi City, Yishui County
Shandong Province, China 276400

     Re: **BTHC XV, Inc.**
             Amendment No. 5 to Form 8-K
             Filed August 19, 2011
             File No. 000-52808

Dear Mr. Zhang:

    We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed August 19, 2011

Guarantees, page 80

1. We note your response to comment one of our letter dated July 22, 2011, and we reissue it. Please note the three year period for registration statements in Instruction 1 to Item 404 of Regulation S-K. Form 10 information is required to be disclosed in a reverse merger current report for a company that was a shell prior to the reverse merger. Accordingly, please revise to provide the disclosure required by Item 404(a) of Regulation S-K for all material related party transactions that occurred during the fiscal year ended December 31, 2007.

You may contact Jamie Kessel at (202) 551-3727 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pam Howell, Special Counsel, at (202) 551- 3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director